May 4, 2007

via EDGAR

Ms. Jill Davis
Mr. John Cannarella

     Division of Corporation Finance
          United States Securities and Exchange Commission
               100 F Street, NE
                    Washington, D.C 20549-7010

RE:     Gammon Lake Resources Inc.
Form 40-F for the Fiscal Year Ended December 31, 2005
Filed on April 3, 2006
Form 40-F/A for the Year Ended December 31, 2005
Filed on April 3, 2007
Form 40-F for the Year Ended December 31, 2006
Filed on April 3, 2007
Form 40-F/A for the Year Ended December 31, 2006
Filed on April 4, 2007
Form 40-F/A for the Year Ended December 31, 2006
Filed on April 9, 2007
Response Letter Dated February 23, 2007
Response Letter Dated March 20, 2007
File No. 001-31739

Dear Ms. Davis and Mr. Cannarella:

Thank you for your letter of April 25th. We have reproduced your questions in this letter and included our responses thereto.

Form 40-F for the Fiscal Year Ended December 31, 2006 and filed on April 3, 2007

Form 40-F/A1 for the Fiscal Year Ended December 31, 2006 and filed on April 4, 2007

Form 40-F/A2 for the Fiscal Year Ended December 31, 2006 and filed on April 9, 2007

  We note that your Form 40-F for the fiscal year ended December 31, 2006 excluded a reconciliation to United States GAAP and that such note to your financial statements was included in the Form 40-F/A for the fiscal year ended December 31, 2006 and filed on April 4, 2007. Please amend your Form 40-F for the fiscal year ended December 31, 2006 to include your financial statements, your entire set of notes to such financial statements, the related audit opinions ad consents, as well as your MD&A revised for typographical errors.

Response:

We have filed an amended Form 40-F as requested.

  Please note that amendments to periodic reports must include certifications pursuant to Sections 302 and 906 of the Sarbanes–Oxley Act. Please include such certifications of your principal executive and principal financial officers in your amendment to Form 40-F for the fiscal year ended December 31, 2006.

Gammon Lake Resources Inc.
File No. 001-31739

Response:

Certifications required by Section 302 and 906 of the Sarbanes-Oxley Act have been included in the amended filing.

In addition, the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your interest in our reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

/s/ Colin Sutherland

Colin Sutherland
Chief Financial Officer

cc:  Doug Reid
       KPMG LLP

       Gil Cornblum
       Dorsey & Whitney LLP